Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

COMPLETION OF

ISSUANCE OF NEW CLASS Z ORDINARY SHARES UNDER THE GENERAL MANDATE

Reference is made to the announcement (the “Announcement”) of Bilibili Inc. (the “Company”) dated January 9, 2023, in respect of the issuance of new Class Z Ordinary Shares under the General Mandate. Unless otherwise defined, capitalized terms shall have the meaning ascribed to them in the Announcement.

The Board is pleased to announce that all the conditions of the Offering have been fulfilled and the completion of the Offering took place on January 11, 2023 (U.S. Eastern Time). An aggregate of 15,344,000 ADSs have been successfully placed by the Underwriter to not fewer than six Placees at the Offer Price of US$26.65 per ADS. To the best of the knowledge, information and belief of the Directors and the Underwriter, the Placees and the ultimate beneficial owners of the Placees are Independent Third Parties. The Listing Shares were issued under the General Mandate.

The amount of net proceeds from the Offering (after deducting the selling commission) is approximately US$399.9 million and the amount of net proceeds from the Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million.

The Company expects to complete the exchange of an aggregate principal amount of US$384.8 million of the Exchange Notes to be purchased by the Underwriter and its applicable affiliate(s), as duly engaged and authorized by the Company, from the holders of such Exchange Notes in the Notes Purchase shortly thereafter. The Purchase Price of approximately US$331.2 million in the Notes Purchase will be funded by the net proceeds from the Offering.

The Company plans to use the Remaining Proceeds in the amount of US$68.8 million to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for its other working capital purposes. For further details in relation to the use of proceeds, please refer to the Announcement.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, January 12, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.

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